UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

October 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381013 10 1

1.	Names of Reporting Persons. The Goldman Sachs Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,050,048
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,050,048

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,104
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.4%*
12.	Type of Reporting Person (See Instructions) HC-CO

Page 2 of 11 pages

CUSIP No. 381013 10 1

1.	Names of Reporting Persons. Goldman Sachs & Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,050,048
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,050,048

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,104
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.4%*
12.	Type of Reporting Person (See Instructions) BD-IA

Page 3 of 11 pages

CUSIP No. 381013 10 1

1.	Names of Reporting Persons. WH Advisors, L.L.C. 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,046,494
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,046,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,046,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.3%*
12.	Type of Reporting Person (See Instructions) OO

Page 4 of 11 pages

CUSIP No. 381013 10 1

1.	Names of Reporting Persons. Whitehall Street Global Real Estate Limited Partnership 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,046,494
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,046,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,046,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.3%*
12.	Type of Reporting Person (See Instructions) PN

Page 5 of 11 pages

CUSIP No. 381013 10 1

1.	Names of Reporting Persons. W2007 Finance Sub, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,046,494
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,046,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,046,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.3%*
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 11 pages

CUSIP No. 381013 10 1

1.	Names of Reporting Persons. W2007/ACEP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,046,494
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,046,494

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,046,494
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.3%*
12.	Type of Reporting Person (See Instructions) OO

*	The ownership percentage for each Reporting Person as of October 20, 2017 is based upon 22,322,120 shares of common stock of Golden Entertainment, Inc. (“Golden”) outstanding as of August 4, 2017 according to Golden’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2017. For each Reporting Person, 4,046,494 shares of common stock, which were issued to W2007/ACEP Holdings, LLC on October 20, 2017, have been added to the shares outstanding to arrive at a total number of shares outstanding of 26,368,614 for purposes of calculating beneficial ownership.

Page 7 of 11 pages

Item 1.

(a)	Name of Issuer:

Golden Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6595 S. Jones Blvd., Las Vegas, NV 89118

Item 2.

(a)	Name of Person Filing

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC

WH Advisors, L.L.C. 2007

Whitehall Street Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

W2007/ACEP Holdings, LLC

(b)	Address of Principal Business Office or, if none, Residence

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC

WH Advisors, L.L.C. 2007

Whitehall Street Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

W2007/ACEP Holdings, LLC

200 West Street

New York, NY 10282

(c)	Citizenship

The Goldman Sachs Group, Inc. – Delaware

Goldman Sachs & Co. LLC – New York

WH Advisors, L.L.C. 2007 - Delaware

Whitehall Street Global Real Estate Limited Partnership 2007 - Delaware

W2007 Finance Sub, LLC - Delaware

W2007/ACEP Holdings, LLC – Delaware

(d)	Title of Class of Securities

Common Stock, $.01 par value

(e)	CUSIP Number

381013 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

Page 8 of 11 pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.*

(a)	Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class:

See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote

See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of

See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are: NONE

Page 9 of 11 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit (99.2)

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

*	In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2017

The Goldman Sachs Group, Inc.

by	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Goldman Sachs & Co. LLC

by	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

WH Advisors, L.L.C. 2007

by	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Whitehall Street Global Real Estate Limited Partnership 2007

by	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

W2007 Finance Sub, LLC

by	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

W2007/ACEP Holdings, LLC

by	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Page 11 of 11 pages

INDEX TO EXHIBITS

99.1	Joint Filing Agreement

99.2	Item 7 Information

99.3	Power of Attorney, relating to The Goldman Sachs Group, Inc.

99.4	Power of Attorney, relating to Goldman Sachs & Co. LLC

99.5	Power of Attorney, relating to WH Advisors, L.L.C. 2007

99.6	Power of Attorney, relating to Whitehall Street Global Real Estate Limited Partnership 2007

99.7	Power of Attorney, relating to W2007 Finance Sub, LLC

99.8	Power of Attorney, relating to W2007/ACEP Holdings, LLC